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November 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Jonathan Groff

Re:	Nexstar Broadcasting Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-184743
Filed November 19, 2012

Nexstar Broadcasting, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-184743-01
Filed November 19, 2012

Dear Messrs. Spirgel and Groff:

This letter is being furnished on behalf of Nexstar Broadcasting Group, Inc. (“NBGI”) and Nexstar Broadcasting, Inc. (“NBI” and, together with NBGI, the “Registrants”), in response to conversations with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File Nos. 333-184743 and 333-184743-01) (the “Registration Statement”) that was filed with the Commission by the Registrants on November 19, 2012 and the Registrant’s response letter to the Staff that was submitted to the Commission on November 19, 2012.

The Staff’s comment has been included in this letter in bold and italics for your convenience. For your convenience, we have also set forth the Company’s response to the comment immediately below the comment. In addition, on behalf of the Registrants, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Registrants’ response to the oral comment from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the response below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1.

Prospectus Cover Page

1.	The Staff reissued its prior comment 2 that the Registrants either further clarify the language “one or more other entities”, in addition to Nexstar Broadcasting, Inc., that may guarantee some or all of NBGI’s debt securities or delete such language. The Staff notes that no other entities are listed in the registration statements.

Response: Based upon the Staff’s comment, the Registrants have revised the cover page of the prospectus by deleting the language “as well as one or more other entities.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

As discussed earlier today and pending the Staff’s review of the Registrants’ response to the Staff’s most recent comment, please note that the Registrants intend to furnish a letter on November 21, 2012, acknowledging the statements set forth in the Staff’s initial comment letter and to request acceleration of the effective date of the Registration Statement. As discussed earlier today, the Registrants anticipate requesting an effective date of November 26, 2012.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Jason K. Zachary
KIRKLAND & ELLIS LLP

Cc:	Thomas E. Carter, Chief Financial Officer

Nexstar Broadcasting Group, Inc.